UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                    (Amendment No.          2         )*
                                   -------------------

                         First Federal Bancorp, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Shares
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 319966 10 7
                            ---------------------
                               (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 ----------------------
| CUSIP No. 319966 10 7 |                13G
 ----------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ward D. Coffman, III

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      87,160
NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              7,000
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      87,160

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      7,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       94,160
--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------


Item 1(a).    Name of Issuer:
----------

              First Federal Bancorp, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
----------

              205 Market Street
              Zanesville, Ohio 43701

Item 2(a).    Name of Person Filing:
----------

              Ward D. Coffman, III

Item 2(b).    Address of Principal Business Office or, if none,
----------    Residence:

              604 Main Street
              Zanesville, Ohio 43701

Item 2(c).    Citizenship:
----------

              United States

Item 2(d).    Title of Class of Securities:
----------

              Common Shares

Item 2(e).    CUSIP Number
----------

              319966 10 7

Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or
-------       13d-2(b), check whether the person filing is a:

              (a)   [  ]   Broker or Dealer registered under Section 15 of
                           the Act

              (b)   [  ]   Bank as defined in section 3(a)(6) of the Act

              (c)   [  ]   Insurance Company as defined in section 3(a)(19)
                           of the Act

              (d)   [  ]   Investment Company registered under section 8 of
                           the Investment Company Act

              (e)   [  ]   Investment Advisor registered under section 203
                           of the Investment Advisers Act of 1940

              (f)   [  ]   Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see
                           [SECTION] 240.13d-1(b)(1)(ii)(F)

              (g)   [  ]   Parent Holding Company, in accordance with
                           [SECTION] 240.13d-1(b)(1)(ii)(G)

              (h)   [  ]   Group, in accordance with
                           [SECTION] 240.13d-1(b)(1)(ii)(H)


Item 4.       Ownership:
-------

              (a)   Amount Beneficially Owned:

                    94,160, including 18,740 shares that may be acquired upon the exercise of options

              (b)   Percent of Class:

                    5.9%

              (c)   Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:  87,160

                    (ii)  shared power to vote or to direct the vote: 7,000

                    (iii) sole power to dispose or to direct the disposition
                          of:  87,160

                    (iv) shared power to dispose or to direct the disposition of: 7,000

Item 5.       Ownership of Five Percent or Less of a Class:
-------

              Inapplicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another
-------       Person:

              The 7,000 shares with respect to which voting and dispositive power is shared are held as one of several Trustees of a pension plan.

Item 7.       Identification and Classification of the Subsidiary Which
-------       Acquired the Security Being Reported on by the Parent Holding
              Company:

              Inapplicable

Item 8.       Identification and Classification of Members of the Group:
-------

              Inapplicable

Item 9.       Notice of Dissolution of Group:
-------

              Inapplicable

Item 10.      Certification:
--------

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 9, 1998                /s/ Ward D. Coffman, III
       ----------------                ------------------------
                                       Ward D. Coffman, III